JM Group Ltd

Unit 812, 8/F, Harbour Center Tower 1

1 Hok Cheung Street, Hung Hom, Kowloon

Hong Kong

May 28, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: JM Group Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 10, 2025

CIK No. 0002049717

Dear Ms. Beukenkamp:

We hereby provide a response to the comments issued in a letter dated May 7, 2025 regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amendment No. 2, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your disclosure to state that your holding company corporate structure involves a unique risk to investors. Further, please acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and page 37 of the Amendment No. 2.

2.	Please refer to the paragraph discussing recent dividends. Please revise to provide a cross-reference to the company's consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page of the Amendment No. 2.

3.	Please amend your disclosure on the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, please provide cross-references to these other discussions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page, pages 13 and 34 of the Amendment No. 2.

Prospectus Summary, page 1

4.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiary, summarize the policies on your prospectus cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has no cash management policies in practice, and has therefore revised the disclosure on the Cover Page and 13 of the Amendment No. 2.

Business Overview

Our Supplying Manufacturers, page 2

5.	Please revise your disclosure here and elsewhere as appropriate to make clear that you have not entered into written contacts with your supplying manufacturers upon which your business is dependent. Additionally, please briefly expand your discussion of these relationships to provide detail regarding what terms (e.g., duration) are understood to be in place with your major supplying manufacturers, if any. We note your risk factor beginning "We have a limited number of supplying manufacturers..." on page 25, including the statement that the manufacturers have "flexibility terminating" the business relationship without advanced notice.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company does not enter into written contracts with our supplying manufacturers for product manufacturing and supply, except for a labor outsourcing agreement with one of our major manufacturers. Accordingly, the Company has revised the disclosure on pages 2 and 86 of the Amendment No. 2 to align the disclosure on supplying manufacturers with the disclosure of the risk factor on page 25 of the Amendment No. 2 where we provide that “[w]e have a limited number of major supplying manufacturers within no written supplying contracts. A loss of any of these manufacturers could significantly negatively affect our business.”

Corporate History and Holding Company Structure, page 11

6.	Please revise your corporate structure diagram here and on page 60 to include Mr. Ting, your founder and CEO, including pre- and post-offering holdings and voting power, respectively, as well as any additional minority shareholders, including public shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 60 of the Amendment No. 2.

Transfers of Cash to and from Our Subsidiary, page 12

7.	Please revise the US$ translation of the HKD9,000,000 dividend paid to Mr. Ting on October 31, 2022. Please also revise the same translation on pages 48 and 57.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 48 and 57 of the Amendment No. 2.

8.	Please revise your disclosure to state whether you have made any transfers or distributions to date between the holding company and your subsidiary, or to investors, and quantify the amounts were applicable. We note your disclosure regarding dividends paid as well as your statement that no other dividends have been declare or paid by JM Group.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 57 of the Amendment No. 2.

Implications of Being a Controlled Company, page 15

9.	Please revise your disclosure to provide an accurate cross-reference to your risk factor discussion regarding your status as a controlled company and decision whether to rely on this exemption under the rules of the Nasdaq Capital Market. Revise your disclosure here to state whether you intend to take advantage of the related exemptions and the nature of the available exemptions. Additionally, please revise your Risk Factors section as appropriate to provide a concise discussion of the associated risks, including to discuss the risks to shareholders that arise from this control, for example, if true, the anti-takeover effects of this ownership and that these stockholders will have the ability to determine all matters requiring approval by stockholders.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that it qualifies as a “controlled company” under the listing rules of Nasdaq and NYSE because after giving effect to the offering, Mr. Ting will not hold more than 50% of the voting power for the election of directors. Therefore, it has removed the references regarding “controlled company” on the Cover Page and page 15 of the Amended No. 2.

Summary Consolidated Financial and Operating Data, page 18

10.	Many amounts in the tables on pages 18-20 for both years ended September 30, 2023 and 2024 do not agree with the amounts disclosed in the financial statements on pages F-4, F-5 and F-7. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18-20 of the Amendment No. 2.

11.	It appears there are formatting issues with the Summary Consolidated Balance Sheets and Summary Consolidated Statements of Cash Flows and that amounts are being shown on incorrect lines. For instance, on the balance sheet, other non-current assets at September 30, 2023 should be HKD58,960 and total non-current assets should be HKD2,466,162. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18-20 of the Amendment No. 2.

Risk Factors, page 21

12.	Please revise to add a risk factor discussing recent changes in worldwide tariffs on imports and exports and how such changes (including any trade barriers or tensions) have or will impact the company’s business and operations. Discuss whether you have or expect to lose customers, encounter decreased sales or revenues or increased costs due to tariffs, trade barriers, or trade tensions among countries. Please also discuss whether your products are sensitive to changes in tariffs or any other trade barriers or tensions. Lastly, if applicable, please revise the MD&A section to discuss any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on the company’s operating results or financial condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22-23 of the Amendment No. 2.

Risks Related to Our Business

Our working capital deficiency raises substantial doubt regarding our ability to continue as a going concern., page 21

13.	We note your reporting currency is Hong Kong dollars and you present translations of amounts in the financial statements and in other certain disclosures from HKD into US$ as of and for the year ended September 30, 2024 solely for the convenience of the reader. Please revise the disclosure of the working capital deficit as of September 30, 2024 to present the amount in the company's reporting currency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amendment No. 2.

Risks Related to Our Business

We have a substantial customer concentration..., page 24

14.	Please revise your disclosure to make clear whether you have written agreements in place with regard to your vendor agreements with Major Customer 1 and Major Customer 2. Please revise to briefly expand your discussion of the key terms of these agreements (e.g., duration). We note that with regard to Major Customer 1, either party may terminate the agreement at will. Additionally, that your relationship with Major Customer 2 does not include a long-term contractual arrangement but rather you are engaged in "order-by-order transactions." However, we also note your risk factor discussion here describing how you derive a significant portion of your revenues from a few customers. Consider filing your applicable vendor agreement(s) under Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 88 of the Amendment No. 2. We have also updated the Exhibit Index accordingly.

Risks Related to Doing Business in Hong Kong

"All of JM Manufacturing HK's operations are in Hong Kong...", page 35

15.	Please revise your risk factor caption and disclosure here and in your Summary of Risk Factors to state that the government of mainland China may exercise significant oversight and "control" over offerings that are conducted overseas, rather than that the government may exercise oversight and "discretion."

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 36 of the Amendment No. 2.

Capitalization, page 58

16.	Your disclosure of 1,000 Ordinary Shares issued and 49,000 outstanding as of September 30, 2023 and 2024, respectively, in the capitalization table does not appear to be consistent with your disclosure in the balance sheets on page F-4. Please revise to reconcile the difference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 73

17.	We note revenue increased from HKD119,097,976 for the year ended September 30, 2023 to HKD221,238,043 for the year ended September 30, 2024, but you also disclose, "this decline was primarily due to a significant decrease in one-off sales of automotive batteries." Please revise your disclosure to provide quantified explanations for the increase in revenue. In your disclosure, please quantify and analyze all material factors attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amendment No. 2.

Selling, general and administrative expenses, page 74

18.	Please provide quantified explanations for the decrease in selling, general and administrative expenses and describe how the changes relate to the significant increase in revenue. In this regard, we note the main category increase was in selling and marketing, but that change was primarily caused by inspection fees. Please also expand your results of operations discussion to provide quantified explanations for the material changes in interest expense, net, other income, bank charge, and other expense. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amendment No. 2.

Auditor's remuneration, page 75

19.	We note your disclosure that audit fees decreased from 2023 to 2024 due to a decrease in incurred audit fees in preparation for going public. Please further explain why the registration statement process would result in decreased audit fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment No. 2.

Income (losses) from operations, page 75

20.	It appears the amounts discussed in this paragraph refer to Income (Loss) before Income Tax Provision, and not Income (Loss) from Operations. Additionally, you disclosed, "this decrease was primarily due to reduced sales demand, while operating expenses remained constant," which is not consistent with the amounts presented. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment No. 2.

Liquidity and Capital Resources
Cash Flows, page 78

21.	Please revise the amounts of net cash generated in operating activities and cash flow used in financing activities for the year ended September 30, 2024 disclosed in the narrative discussions on page 79 to be consistent with the amounts presented in the table on page 78.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 of the Amendment No. 2.

Business

Sales and Marketing, page 87

22.	Please revise your disclosure to briefly expand your discussion of your relationship with your third-party sales representatives. For example, but not limited to, please state whether you enter into any contractual arrangements with these individuals or contracting agencies. For context, please clarify the number of these representatives you use to conduct sales and provide a brief statement as to why you engage these parties rather than all sales and customer base development through your merchandising or other in-company parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 25, 87 of the Amendment No. 2.

Sports and outdoors sector, page 93

23.	Please revise your disclosure here to provide brief additional detail regarding the various market research and industry reports referred to in your Business section and elsewhere throughout your registration statement as applicable. For example, please provide the date of publication or other information necessary to clearly identify the date of the respective reports disclosed here (e.g., Verified Market Research, Wise Guys Report and IMAC).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 91-95 of the Amendment No. 2.

Compensation

Compensation of Executive Officers, page 107

24.	We note that you have entered into an employment agreement, the Operative Employment Agreement, with your Chief Financial Officer Nominee and intend to enter into employment agreements with your CEO, Mr. Ting, and your director and general counsel, Ms. Ting. We also note your intent to file an Ex. 10.1 Form of Employment Agreement. Please revise your disclosure to both make clear whether these agreements are similar and accurately reflected in the planned Ex. 10.1. Alternatively, please file any agreements, including the Operative Employment Agreement, as an exhibit or tell us why you believe you are not required to do so. Refer to Items 601(b)(10)(ii) and (iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company plans to file the agreements as exhibits. We have accordingly revised the Exhibit Index.

Consolidated Statements of Cash Flows, page F-7

25.	Please tell us your basis for classifying the additional capital contribution from shareholders as an investing activity as opposed to a financing activity. Refer to ASC 230-10-45-14.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment No. 2.

26.	You present HKD1,562,640 repayment of amount due to related party under financing activities for the year ended September 30, 2024. This presentation appears to be inconsistent with your disclosure on page F-25 that the company entered into a debt waiver agreement with Mr. Ting for the waiver of debt totaling HKD1,568,646 by Mr. Ting. Please revise to reconcile the difference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-7 of the Amendment No. 2.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies and Practices

Factoring liability, page F-11

27.	Please tell us your basis for reporting the cash flows attributable to the sale of receivables to third parties in cash flows from operating activities when you account for the factoring arrangement as a secured borrowing. Refer to ASC 230-10-45-14.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amendment No. 2.

Recently issued accounting pronouncements, page F-17

28.	It appears that you have adopted ASU 2023-07 guidance, please tell us your consideration for disclosing the information required in ASC 280-10-50-20 through 50-31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Amendment No. 2.

Note 15 - Taxes, page F-23

29.	Please disclose your income tax benefit computed at statutory rate for the year ended September 30, 2023 in the Hong Kong statutory rates reconciliation table presented on page F-24.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Amendment No. 2.

General

2.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: In response to the Staff’s comment, we respectfully advise that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized on its behalf. The Company acknowledges that it will supplementally provide to the Staff, under separate cover, a copy of all such communications presented to potential investors, if any.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our partner, Arila Zhou, Esq., of Robinson& Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting

cc:	Arial Zhou, Esq.
Robinson & Cole LLP